FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2015 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

The Registrant will hold its Annual General Meeting of Shareholders on September  10, 2015 at 10:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel.  In connection with the meeting, on or about August  12, 2015, the Registrant will mail to shareholders (i) a Notice of Annual General Meeting and Proxy Statement and (ii) a Proxy Card.  Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Annual General Meeting and Proxy Statement; Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 6, 2015	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary